Mail Stop 3561

January 22, 2007

Sean D. Caley, Esq.
Nissan Wholesale Receivables Corporation II
BellSouth Tower
333 Commerce Street
7th Floor, B-7-A
Nashville, TN 37201-1800

Re: **Nissan Wholesale Receivables Corporation II**
        Registration Statement on Form S-3
        Filed December 26, 2006
        File No. 333-139682

Dear Mr. Caley,

        We have limited our review of your filing for compliance with Regulation AB.
Please note that our limited review covers only those issues addressed in the comments
below. Please also note that our comments to either the base prospectus and/or the
prospectus supplement should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so that we can better understand your disclosure. After reviewing this
information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects and welcome any questions you
may have about our comments or on any other aspect of our review. Feel free to call us
at the telephone numbers listed at the end of this letter.

General

   1. Please confirm that the depositor or any issuing entity previously established,
      directly or indirectly, by the depositor or any affiliate of the depositor has been
      current and timely with Exchange Act reporting during the last twelve months

with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. We note that you are using a master trust structure. Please confirm that you are aware of and will comply with your reporting responsibilities under the Exchange Act. In particular, please confirm your understanding that subsequent issuances from the same issuing entity may renew your Exchange Act reporting requirements if they have been previously suspended.

Prospectus Supplement

Cover Page

6. Please revise the first paragraph of the cover page to more accurately reflect the language required by Item 1102(d) of Regulation AB. In this regard, we note that in addition to indicating that the notes are not the obligations of certain entities, you should also clearly state that they are obligations of the issuing entity.

Summary of Transaction Parties, page S-4

7. We note from your base prospectus that you may use prefunding and revolving periods. Please revise your summary section to provide bracketed information showing the form of the information you would provide if either of these features were used in a particular transaction.

8. Please expand your chart to show the prior series of securities that have been issued by the issuing entity.

Base Prospectus

<u>Funding Period, page 36</u>

9. Please revise this section to indicate that the pre-funding amount may be no more than 50% of the principal balance of the notes of a particular series. See Item 1101(c)(2)(ii) of Regulation AB.

<u>Evidence of Compliance, page 66</u>

10. The language in the third paragraph of this section currently indicates that an accounting firm will certify that it has examined the servicer's assertion that the servicer has complied with the Uniform Single Attestation Program for Mortgage Bankers. Revise to disclose that an accounting firm will examine the servicer's assertion regarding the servicing criteria set forth in Item 1122(d) of Regulation AB.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile: (213) 576-8142
      Mr. Warren R. Loui, Esq.
      Mayer, Brown, Rowe & Maw LLP